CERTIFICATE OF AMENDMENT
                          OF ARTICLES OF INCORPORATION

                                 UBETIGOLF, INC.


     I, the undersigned, Matt Rogers, do hereby certify:

          The Board of Directors of UBETIGOLF, INC. ("the company"), at a meeting duly convened and held on the 15th day of March, adopted by unanimous written consent a resolution to amend the original articles of incorporation as follows:

          Article I is hereby amended to read as follows:

          The name of the Corporation is as follows:

          NECO ENERGY CORPORATION

     The resolution to amend the articles of incorporation was ratified by written consent of a majority of the shareholders entitled to vote on the amendment by action taken without meeting, pursuant to Utah Code Section 16-10a-704.

     As of the record date of March 22, 2002, as set by the Board of Directors, the company's authorized capitalization consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. There are no outstanding shares of preferred stock and 19,677,000 shares of outstanding common stock. Each of the19,677,000 outstanding shares comprises one voting group and entitles its holder to one vote on each matter submitted to the shareholders.

     Shareholder Tor Ewald, representing 16,002,000 shares or 81.3% of the total 19,677,000 shares outstanding, undisputedly passed the resolution to amend the articles of incorporation by written consent dated March 22, 2002. Said 16,002,000 votes approving the amendment constituted sufficient votes of the voting group entitled to vote on the amendment for approval.

     Proper notice to all shareholders of record was provided pursuant to Utah Code.

                                            UBETIGOLF, INC.

                                            /s/ Matt Rogers              5/15/02
                                            ------------------------------------
                                            Matt Rogers/Vice-President     Date